Exhibit 99.3

NOTICE TO THE MARKET

SUZANO S.A.

Publicly Held Company

CNPJ/MF No. 16.404.287/0001-55

NIRE 29.3.0001633-1

São Paulo, April 30, 2020 – Suzano S.A. (“Company” or “Suzano”) (B3: SUZB3 | NYSE: SUZ), in compliance with the provisions of CVM Instruction No. 481, of December 17, 2009 (“ICVM 481”), as amended, including in accordance with the amendments introduced by CVM Instruction No. 622, as of April 17, 2019 2020 (“ICVM 622”), and under the OFFICIAL LETTER/CVM/SEP/No. 2/2020 (“Official Letter”), hereby informs its shareholders and the market in general that, according to the communication received by the Company, the shareholder BNDES Participações S.A. - BNDESPAR appointed, pursuant to article 21-L, item I, of ICVM 481, Mr. Hélio Lima Magalhães as a candidate to the Board of Directors to be voted in separate election pursuant to Article 141, paragraph 4, of Law No. 6,404/76, as amended (the “Brazilian Corporate Law”), at the Annual General Meeting of the Company (“AGM”) to be cumulatively held with its Extraordinary General Meeting (“EGM”) on May 22, 2020, at 9:30 am (“AEGM”).

Due to the request made by BNDESPAR, the Management of the Company proposes the Board of Directors to be composed of ten (10) members, all with term of two (2) years and may extend until the investiture of new members as may be elected as provided in the Bylaws of the Company and in Brazilian Corporate Law.

In virtue of the above, the Company informs that the Distance Voting Ballot (“DVB”) for the AGM will be amended on the present date to include (i) the new number of members that will comprise the Board of Directors of the Company, from nine (9) to ten (10) members; and (ii) the inclusion of a specific placement for separate election of the candidate to the Board of Directors appointed by BNDESPAR.

Notwithstanding the above, the Company clarifies that any voting instructions that have already been sent by means of DVB until April 30, 2020, date of resubmission of the DVB, in attention and under the terms of the original AEGM call, will be maintained in full force and effect for all purposes, being the corresponding votes considered valid and computed normally, according to the guidance contained in item 7.1.6.b of the Official Letter. Hence, if a shareholder has already voted through the DVB in favor of a Board of Directors comprised of 9 (nine) effective members, there will be no need to send a new voting instruction, if such shareholder wishes to keep the voting instruction previously sent. However, it should be noted that, if such shareholder wishes to send a new DVB to the AGM to replace the previous one, the shareholder may do so until May 15, 2020 (inclusive), a term that corresponds to seven (7) days before the new AEGM date, in compliance with the provisions of article 21-B of ICVM 481. In this case, it is recommended that the shareholder forward the new DVB to the same service provider previously used, avoiding thus, the voting instructions to be considered in conflict.

Taking the opportunity, the Company also informs that, considering the current public health scenario resulting from the COVID-19 pandemic and aiming to ensure the integrity, health and safety of its shareholders and other representatives required to hold a general meeting, it decided to hold the AEGM only in digital form pursuant to ICVM 481, as amended by ICVM 622, without prejudice, of course, to the continued participation of shareholders through the remote voting mechanism (DVB).

Therefore, the shareholders of the Company may attend the AEGM in two manners: (i) through a digital platform to be made available by the Company for access on the AEGM day and time for those shareholders that express their interest and make their regular Participation Register as detailed herein below in the Shareholder’s Manual; or (ii) through the distance voting, under ICVM 481.

The decision aforementioned is followed by a greater flexibility on the formalities hitherto required for the participation of the shareholders in the AEGM by any of the means mentioned in the paragraph above. Hence, exceptionally for this AEGM, certification of signatures, authentication, notarization, consularization, apostille or sworn translation are exempted, being sufficient, in the latter case, their free translation into Portuguese. It should be noted that documents in English and Spanish are exempt even from their free translation.

As a result of the referred flexibility, the Company informs that the DBV for the EGM will also be amended on the present date, but only to contemplate the exclusion of the formalities previously required and now exempted.

Finally, in view of all of the above and to reflect the changes now communicated, the Company informs that new versions of the following documents for the AEGM are being presented by the Company on this date: (i) DVB for the AGM; (ii) DVB for the EGM; (iii) Management Proposal; and (iv) Shareholder’s Manual. All of these new versions are available to the shareholders at the Company’s headquarters, at the Company’s Investor Relations website (www.suzano.com.br/ri), as well as on the CVM website (www.cvm.gov.br) and on the B3 S.A. - Brasil, Bolsa, Balcão website (http://www.b3.com.br).

The Company’s Management, through its Investors Relation area, remains at the disposal of the shareholders and the market for any additional clarifications through the phone number +55 (11) 3503-9330 and the e-mail ri@suzano.com.br.

São Paulo, April 30, 2020.

Marcelo Feriozzi Bacci

Chief Financial and Investors Relation Officer